                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
                                (FINAL AMENDMENT)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                ANSWERTHINK, INC.
                       (Name of Subject Company (Issuer))

                           ---------------------------

                                ANSWERTHINK, INC.
                        (Name of Filing Person (Offeror))

                           ---------------------------
    Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001
   Per Share, and Incentive Stock Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Having an Exercise Price of $10.00 Per Share or More,
     Granted Under Answerthink, Inc. 1998 Stock Option and Incentive Plan,
     Think New Ideas, Inc. Amended and Restated 1997 Stock Option Plan and
       Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan
                         (Title of Class of Securities)

                           ---------------------------

                                   036916 10 4
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            ------------------------
                            Frank A. Zomerfeld, Esq.
                                Corporate Counsel
                                Answerthink, Inc.
                             1001 Brickell Bay Drive
                                   Suite 3000
                              Miami, Florida 33131
                                 (305) 375-8005

                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                              James E. Showen, Esq.
                             Hogan & Hartson L.L.P.
                            555 Thirteenth St., N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600





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                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
       Transaction valuation*                  Amount of filing fee*
-------------------------------------------------------------------------------
           $55,278,146.00                            $11,055.63**
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,234,334 shares of common stock of Answerthink, Inc., having an aggregate value of $55,278,146.00 as of June 22, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not applicable.    Filing party: Not applicable.
     Form or Registration No.: Not applicable.    Date filed:   Not applicable.



[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]         third party tender offer subject to Rule 14d-1.
     [X]         issuer tender offer subject to Rule 13e-4.
     [ ]         going-private transaction subject to Rule 13e-3.
     [ ]         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

        This Amendment No. 1 and Final Amendment to Tender Offer Statement on Schedule TO reports the results of the offer by Answerthink, Inc., a Florida corporation (the "Company"), to exchange (i) nonqualified options to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that were granted under the Answerthink, Inc. 1998 Stock Option and Incentive Plan (the "Answerthink Option Plan") or the Think New Ideas, Inc. Amended and Restated 1997 Stock Option (the "Think New Ideas 1997 Option Plan") or the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan (the "Think New Ideas 1998 Option Plan" and, together with the Answerthink Option Plan and the Think New Ideas 1997 Option Plan, the "Plans") and (ii) incentive stock options to purchase shares of Common Stock that have an exercise price of $10.00 per share or more that were granted under the Plans for new options to purchase shares of Common Stock to be granted under the Answerthink Option Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, dated June 27, 2001 (the "Offer to Exchange"), filed as Exhibit (a)(1) hereto, and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer"), filed as Exhibit (a)(2) hereto.

Item 4. Terms of the Transaction.

        Item 4 is hereby amended and supplemented as follows:

     The Offer expired at 5:00 p.m., Eastern Daylight time, on Wednesday, August 8, 2001. Pursuant to the Offer, the Company accepted for exchange 4,418,342 options to purchase shares of Common Stock. Of these, 4,251,789 were nonqualified options and 166,553 were incentive stock options with an exercise price of $10.00 per share or more. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 2,945,561 shares of Common Stock in exchange for such tendered options. The Company will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(5) hereto, indicating the number of shares of Common Stock subject to the options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the New Options and the expected grant date of the New Options.

Item 10.Financial Statements.

        Item 10 is hereby amended and supplemented as follows:

     The Offer to Exchange included a statement on page 29 incorporating by reference future filings made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "1934 Act"). The Company was informed by the staff of the Securities and Exchange Commission that such prospective incorporation by reference is not permitted in this context. The Company did not, however, file any documents pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act between the commencement of the Offer on June 27, 2001 and the completion of the Offer on August 8, 2001.

Item 12.      Exhibits.

              (a)  (1)    Offer to Exchange, dated June 27, 2001.*

                   (2)    Form of Letter of Transmittal.*

                   (3)    Form of Letter to Eligible Option Holders.*

                   (4) Form of Electronic Mail Message to Eligible Option Holders.*

                   (5)    Form of Letter to Tendering Option Holders.*




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                   (6)    Answerthink, Inc. Annual Report on Form 10-K for
                          its fiscal year ended December 29, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.

                   (7) Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and incorporated herein by reference.

              (b)  Not applicable.

              (d) (1)    Answerthink, Inc. 1998 Stock Option and Incentive
                         Plan.*

                  (2) Form of Employee Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.*

                  (3) Form of Director Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.*

               (g) Not applicable.

               (h) Not applicable.

_________________________
*  Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                   Answerthink, Inc.


                                                   /s/ Ted A. Fernandez
                                                   ----------------------------
                                                   Ted A. Fernandez
                                                   Chairman and Chief Executive
                                                   Officer

Date:    August 16, 2001











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                                Index to Exhibits

Exhibit
Number               Description
---------   -------------------------------
  (a)(1) - Offer to Exchange, dated June 27, 2001.*

  (a)(2) - Form of Letter of Transmittal.*

  (a)(3) - Form of Letter to Eligible Option Holders.*

  (a)(4) - Form of Electronic Mail Message to Eligible Option Holders.*

  (a)(5) - Form of Letter to Tendering Option Holders.*

  (a)(6) - Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.

  (a)(7) - Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and incorporated herein by reference.

  (d)(1) - Answerthink, Inc. 1998 Stock Option and Incentive Plan.*

  (d)(2) - Form of Employee Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.*

  (d)(3) - Form of Director Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.*


_________________________
*  Previously filed.